EXHIBIT 3.2

HSBC USA INC.
ARTICLES SUPPLEMENTARY
HSBC USA INC., a Maryland corporation having its principal Maryland office in the City of Baltimore, State of Maryland (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation (the “Board”) by Article FIFTH of the Charter of the Corporation, the Board has authorized the classification of 1,265 of the 40,999,000 shares of Preferred Stock (the “Preferred Stock”) that the Corporation now has authority to issue into a series designated the Series I Preferred Stock, and has provided for the issuance of such series.
SECOND: The number of shares and terms of the Series I Preferred Stock, as established by the authorized officers of the Corporation pursuant to authority duly delegated by the Board, are as follows:
Section 1.Series I Preferred Stock.
1,265 shares of Preferred Stock of the Corporation, without par value, are hereby constituted as the original number of shares of a series of Preferred Stock designated as the “Series I Preferred Stock” (“Series I Preferred Stock”). The Series I Preferred Stock is issuable in whole shares only. The term “Charter” when used herein shall include the Corporation’s Articles of Incorporation and all amendments and supplements thereto.
Section 2.Dividends and Distributions.
(a)The holders of shares of Series I Preferred Stock, in preference to the holders of shares of the Corporation’s common stock, par value $5.00 per share (the “Common Stock”), and to any other capital stock of the Corporation ranking junior to Series I Preferred Stock as to payment of dividends, shall be entitled to receive when, as and if declared by the Board out of net income, retained earnings or surplus related to the Corporation’s other instruments that qualify as additional Tier 1 capital, provided such funds are legally available for the payment of dividends, noncumulative dividends at the annual rate of 6.0% for each Dividend Period (as defined below) applied to the Redemption Price (as defined in Section 4(a)) per share, and no more. Dividends payable in respect of the outstanding shares of Series I Preferred Stock shall be payable with respect to each Dividend Period in semi-annual payments on the first day of June and December (or, if any such day is not a Business Day (as defined in Section 9), the

Business Day preceding such day) in each year (each such date being referred to herein as a “Semi-Annual Dividend Payment Date”) but only when, as and if declared by the Board. The “Dividend Period” with respect to each Semi-Annual Dividend Payment Date shall be the six-month period ending on the first day of June or December immediately preceding such Semi-Annual Dividend Payment Date; provided, that the first dividend shall accrue, without interest, from and including the date of original issuance of the Series I Preferred Stock to but excluding December 1, 2016 (the period from and including the date of original issuance of the Series I Preferred Stock to but excluding December 1, 2016 being the first Dividend Period), and will be payable on December 1, 2016. The amount of dividends payable with respect to any Dividend Period shall be determined on the basis of a 360-day year and the actual number of days elapsed. Dividends paid on the shares of Series I Preferred Stock in an amount less than the total amount of such dividends at the time payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.
(b)If the Board does not declare a dividend on the Series I Preferred Stock for any Dividend Period prior to the related Semi-Annual Dividend Payment Date, that dividend will not accrue, and the Corporation will have no obligation to pay, and the holders shall have no right to receive, a dividend for that Dividend Period on the related Semi-Annual Dividend Payment Date or at any future time, whether or not dividends on the Series I Preferred Stock or any other series of preferred stock or common stock are declared for any subsequent period. References herein to the “accrual” of dividends refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.
(c)The Board may fix a record date (a “Regular Record Date”) for the determination of holders (the “Registered Holders”) of shares of Series I Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than sixty days nor less than ten days prior to the date fixed for the payment thereof. Any dividend declared by the Board as payable and punctually paid on a Semi-Annual Dividend Payment Date will be paid to Registered Holders. All cash payments shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.
(d)The holders of shares of Series I Preferred Stock shall not be entitled to receive any dividends or other distributions in respect of such shares of Series I Preferred Stock except as provided for hereby.
Section 3.Restrictive Covenants; Voting Rights.
(a)So long as any shares of Series I Preferred Stock shall be outstanding, and unless the consent or approval of a greater number of shares shall then be required by law, without first obtaining the consent or approval of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the number of then-outstanding shares of Series I Preferred Stock, given in person or by proxy at a meeting at which the holders of such shares shall be entitled to vote separately as a class, or by written consent, the Corporation shall not:
(i)(A) authorize or create any class or series, or any shares of any class or series, of capital stock of the Corporation having any preference or priority (either as to dividends or upon redemption, liquidation, dissolution, or winding up) over Series I Preferred Stock (“Senior Stock”) or (B) issue shares of Senior Stock; provided, however, that no such vote shall be required with respect to the authorization or creation by the Corporation of one or more classes and/or series of Senior Stock if the proceeds of the Corporation’s issuance of such Senior Stock are sufficient, and are used, to redeem all outstanding shares of Series I Preferred Stock concurrently with the issuance of such Senior Stock;
(ii)(A) authorize or create any class or series, or any shares of any class or series, of capital stock of the Corporation ranking on a parity (either as to dividends or upon redemption, liquidation, dissolution or winding up) with the Series I Preferred Stock (“Parity Stock”) or (B) issue shares of Parity Stock unless, in either case, the Articles Supplementary or other provisions of the Charter creating or authorizing such class, series or shares shall provide that if in any case the stated dividends or amounts payable on liquidation, dissolution or winding up of the Corporation are not paid in full on all outstanding shares of Parity Stock (including the Series I Preferred Stock), the shares of all such Parity Stock shall share ratably (x) in the payment of dividends and (y) on any distribution of assets upon liquidation, dissolution or winding up of the Corporation in accordance with the sums that would be payable in respect of all shares of such Parity Stock if all sums payable were discharged in full; provided, however, that no such vote shall be required with respect to the authorization, creation or issuance by the Corporation of one or more classes and/or series of Parity Stock if the proceeds of the Corporation’s issuance of such Parity Stock are sufficient, and are used to redeem all outstanding shares of Series I Preferred Stock concurrently with the issuance of such Parity Stock;
(iii)reclassify, convert or exchange any shares of any capital stock of the Corporation into shares of Senior Stock or Parity Stock;
(iv)authorize any security exchangeable for, convertible into, or evidencing the right to purchase any shares of Senior Stock or Parity Stock; or
(v)except as provided in Section 8 below, amend, alter or repeal the Charter, or the Corporation’s By Laws, as they may be amended from time to time, to alter or change the preferences, conversion or other rights, voting powers, restrictions or limitations as to dividends, qualifications or terms or conditions of redemption of Series I Preferred Stock, or any Senior Stock or Parity Stock so as to affect Series I Preferred Stock, in any material adverse respect.

(b)If and whenever an amount equal to three (3) full semi-annual dividends, whether or not consecutive, payable on the Series I Preferred Stock are not paid or otherwise declared and set aside for payment, the holders of the Series I Preferred Stock, voting as a single class, shall be entitled to increase the authorized number of directors on the Board by two and elect such two additional directors to the Board at the next annual meeting or special meeting. Not later than 40 days after the entitlement arises, the Board will convene a special meeting of the holders of the Series I Preferred Stock for the purpose of electing the additional two directors. If the Board fails to convene such meeting within such 40-day period, then holders of 10% of the outstanding shares of the Series I Preferred Stock may call the meeting. If and whenever an amount equal to two (2) full semi-annual dividends, whether or not consecutive, on the Series I Preferred Stock have been subsequently paid in full or declared and set apart for payment, the holders of the Series I Preferred Stock will no longer have the right to vote on directors and the term of office of each director so elected by such holders will terminate immediately and the authorized number of the Corporation’s directors will, without further action, be reduced accordingly.
(c)Except as otherwise expressly provided hereby, or as required by law, the holders of shares of Series I Preferred Stock shall have no voting rights and their consent shall not be required for the taking of any corporate action.
Section 4.Redemption.
(a)The Corporation may, at its option redeem, in whole or in part, the shares of Series I Preferred Stock on or after May 31, 2021 (the “First Call Date”), but only out of funds legally available therefor, by paying therefor in cash $1,000,000 per share (the “Redemption Price”) plus an amount equal to any declared and unpaid dividends thereon, without accumulation of any undeclared dividends, to the date of redemption, but only after receipt of written approval from the Board of Governors of the Federal Reserve System for such redemption, and only to the extent the Corporation may lawfully do so. If less than all outstanding shares of Series I Preferred Stock are to be redeemed, the Corporation shall redeem shares pro rata among the holders thereof in accordance with the respective numbers of shares of Series I Preferred Stock held by each of them. Prior to exercising this optional redemption, or immediately thereafter, the Corporation will, as a condition to receiving approval of the Board of Governors of the Federal Reserve System, replace the Series I Preferred Stock redeemed or to be redeemed with an equal amount of instruments that will qualify as additional tier 1 capital or common equity tier 1 capital under regulations of the Board of Governors of the Federal Reserve System, or will demonstrate to the satisfaction of the Board of Governors of the Federal Reserve System that, following redemption, the Corporation will continue to hold capital commensurate with its risk.
(b)The Corporation may at its option redeem, in whole but not in part, the shares of Series I Preferred Stock at any time after it receives notice from the Board of Governors of the Federal Reserve

System that the Series I Preferred Stock may no longer be included in the regulatory capital of the Corporation, as calculated in accordance with the regulations issued by the Board of Governors of the Federal Reserve System and other provisions of applicable law in effect on any date of calculation, as amended for any subsequent changes in applicable laws, rules or regulations, by paying therefor in cash the Redemption Price plus an amount equal to any declared and unpaid dividends thereon, without accumulation of any undeclared dividends, to the date of redemption, but only after receipt of written approval from the Board of Governors of the Federal Reserve System for such redemption and only to the extent the Corporation may lawfully do so.
(c)In order to facilitate the redemption of shares of Series I Preferred Stock pursuant to Section 4(a) or (b), the Board may fix a record date for the determination of the holders of shares of Series I Preferred Stock to be redeemed not more than sixty days nor less than ten days prior to the date fixed for such redemption. Notice of any redemption of shares of Series I Preferred Stock pursuant to Section 4(a) or (b) shall specify a date and procedures for such redemption and shall be mailed not less than ten nor more than sixty days prior to such date fixed for redemption to each Registered Holder at such Registered Holder’s address as it appears on the transfer books of the Corporation.
(d)From and after the date of any redemption effected by the Corporation pursuant to sections 4(a) or (b), all dividends on shares of Series I Preferred Stock thereby called for redemption shall cease to accrue and all rights of the holders thereof as holders of Series I Preferred Stock shall, with respect to shares thereby called for redemption, cease and terminate. Any interest allowed on moneys that have been Set Apart for Payment (as defined in Section 9) prior to the date of redemption for the payment of the Redemption Price (or any declared and unpaid dividends thereon, without accumulation of any undeclared dividends) shall be paid to the Corporation. Any moneys so deposited that remain unclaimed by the holders of such Series I Preferred Stock at the end of two years after the redemption date shall to the fullest extent permitted by law become the property of, and be paid by such bank or trust company to, the Corporation.
Section 5.Reacquired Shares.
Any shares of Series I Preferred Stock redeemed, purchased or otherwise acquired by the Corporation or any Subsidiary (as defined in Section 9) of the Corporation in any manner whatsoever shall become unissued shares of Preferred Stock, no par value, of the Corporation and may be reissued as part of another class or series of Preferred Stock, subject to the conditions or restrictions on authorizing or creating any class or series, or any shares of any class or series, set forth in Section 3(a).
Section 6.Liquidation, Dissolution or Winding Up.

(a)If the Corporation shall liquidate, dissolve or wind up, whether pursuant to federal bankruptcy laws, state laws or otherwise, no distribution shall be made (i) to the holders of shares of Common Stock, unless prior thereto the holders of shares of Series I Preferred Stock shall have received $1,000,000 per share (as adjusted for any stock dividends, combinations, recapitalizations or splits with respect to such shares of Series I Preferred Stock) (the “Liquidation Preference”), plus an amount equal to any accrued dividends thereon to the date of such payment or (ii) to the holders of shares of Parity Stock, except distributions made ratably on Series I Preferred Stock and all such Parity Stock in proportion to the total amounts which the holders of, all such shares are entitled upon such liquidation, dissolution or winding up of the Corporation.
(b)Neither the consolidation, merger or other business combination of the Corporation with or into any other Person (as defined in Section 9) or Persons, nor the sale, lease, exchange or conveyance of all or any part of the property, assets or business of the Corporation to a Person or Persons shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 6.
Section 7.Rank.
(a)For purposes of these Articles Supplementary, Series I Preferred Stock will rank, with respect to dividends and upon distribution of assets in liquidation, dissolution or winding up, prior to the Common Stock.
(b)Series I Preferred Stock may be fully subordinated to interests held by the U.S. government in the event of a receivership, insolvency or similar proceeding, including, without limitation, a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Act as implemented by U.S. banking regulators.
Section 8.Amendment.
In furtherance and not in limitation of the powers conferred by statute, in the event that the Series I Preferred Stock will no longer qualify as regulatory capital for the Corporation under the rules and regulations of the Board of Governors of the Federal Reserve System due to the adoption of, or any change in, any law, rule or regulation, or in the interpretation or application thereof or compliance by the Corporation therewith subsequent to the date hereof, the Corporation is expressly authorized, without the consent of the holders of the Series I Preferred Stock, to amend or modify these Articles Supplementary to alter or change the preferences, conversion or other rights, voting powers, restrictions or limitations as to dividends, qualifications or terms or conditions of redemption, of the Series I Preferred Stock, but only after receipt of written approval from the Board of Governors of the Federal Reserve System for such amendment or alteration; provided, however, that no such amendment shall change the number of shares of Series I Preferred Stock, liquidation preference, Redemption Price, dividend rate, dividend payment dates, maturity, First Call Date, priority, voting rights or protective provisions without the consent of the holders of the Series I Preferred Stock. It is understood and agreed that the Dodd-Frank Act and Basel III, all rules and regulations relating thereto, all interpretations and applications thereof and any compliance by the Corporation with any request or directive relating thereto, shall, for the purposes of these Articles Supplementary, be deemed to be adopted subsequent to the date hereof.
Section 9.Definitions.
As used herein, the following terms shall have the meanings indicated.
“Basel III” means the agreement reached by the Basel Committee on Banking Supervision in “Basel III: A global regulatory framework for more resilient banks and banking systems” dated June 2011 and as it may be updated from time to time.
“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.
“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act (Pub.L. 111-203, H.R. 4173).
“Person” means any individual, partnership, corporation, limited liability company, unincorporated organization trust or joint venture, or a governmental agency or political subdivision thereof.
“Set Apart for Payment” means, when used with respect to funds of the Corporation to be used to effect any redemption of shares of Series I Preferred Stock, that funds of the Corporation sufficient to satisfy such payment of redemption shall have been irrevocably deposited with a bank or trust company doing business in the Borough of Manhattan in the City of New York and having a capital and surplus of at least $50 million in trust for the exclusive benefit of the holders of the shares of Series I Preferred Stock to be redeemed and that such funds will be payable from and after the date of redemption to holders of Series I Preferred Stock who surrender their certificates representing such stock in accordance with the notice of redemption provided pursuant to Section 4(c).
“Subsidiary” means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Voting Stock (as defined below) is at the time owned or controlled directly or indirectly by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).
“Voting Stock” of any Person as of any date means the capital stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.”
Section 11.     Exclusion of Other Rights.
Unless otherwise required by law, shares of the Series I Preferred Stock shall not have any rights, including preemptive rights, or preferences other than those specifically set forth herein, in the Charter or as otherwise provided by applicable law.
Section 12.     Interpretation or Adjustment by Board of Directors.
The Board may, consistent with Maryland law, interpret or adjust the provision of these Articles Supplementary to resolve any inconsistency or ambiguity, remedy any formal defect or make any other change or modification which does not adversely affect the rights of beneficial owners of Series I Preferred Stock, and if such inconsistency or ambiguity reflects any typographical error, error in transcription or other error, the Board may authorize the filing of a Certificate of Correction.

THIRD: The shares of Series I Preferred Stock have been classified and designated by the Board under the authority contained in the Charter of the Corporation.
FOURTH: The terms and provisions of the Series I Preferred Stock as set forth in these Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

IN WITNESS WHEREOF, the Corporation has caused these presents to be signed in its name and on its behalf by its authorized officer and its corporate seal to be hereunto affixed and attested by its Assistant Corporate Secretary, and the said officers of the Corporation further acknowledge said instrument to be the corporate act of the Corporation and state under the penalties of perjury that to the best of their knowledge, information and belief the matters and facts therein set forth with respect to approval are true in all material respects, all on May 31, 2016.

HSBC USA INC.

By:	/s/ MARK A. ZAESKE
Mark A. Zaeske
Senior Executive Vice President and
Chief Financial Officer

Attest:

By:	/s/ HELEN KUJAWA
Helen Kujawa
Assistant Corporate Secretary